SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
November 24, 2008
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

November 24, 2008	By:	/s/ Gordon M. Anderson
Name: Gordon M. Anderson
Title: Vice President

FORM 6-K EXHIBIT INDEX

Exhibit
No.
99.1	Press Release announcing clarification of ex-distribution date for the December 15, 2008 cash distribution

NEWS RELEASE

Attention: Financial Editors Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST CLARIFIES EX-DISTRIBUTION DATE
FOR THE DECEMBER 15, 2008 CASH DISTRIBUTION
(Calgary, November 24, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced clarification to its November 19, 2008 cash distribution news release. The ex-distribution date of November 26, 2008 stated in the release applies to Trust Units trading on the New York Stock Exchange under the symbol PGH. Canadian listed units, PGF.UN will have an ex-distribution date of November 27, 2008. The cash distribution of Cdn $0.225 will be payable to all Pengrowth unitholders who hold trust units on the record date of December 1, 2008.
The clarification of the ex-distribution dates resulted from the U.S. Thanksgiving holiday on November 27, 2008, whereby the U.S. equity markets will not be open for trading. The Canadian equity markets will be open for trading on November 27th and as a result, the ex-distribution date for PGF.UN traded units on the Toronto Stock Exchange was revised to November 27, 2008.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 781-9683